# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Acquisition Corp., CIK 0002059654
CUSIP: G1331A108
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1601 Anita Lane, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001856405

## Reporting persons
- SONA ASSET MANAGEMENT (US) LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,960,185; sole dispositive power 0; shared dispositive power 1,960,185; aggregate amount beneficially owned 1,960,185 (9.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 20,892,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on November 12, 2025.
- SONA ASSET MANAGEMENT (UK) LLP: type of reporting person: non-U.S. institution (FI), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,960,185; sole dispositive power 0; shared dispositive power 1,960,185; aggregate amount beneficially owned 1,960,185 (9.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 20,892,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025.
- Sona Asset Management Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,960,185; sole dispositive power 0; shared dispositive power 1,960,185; aggregate amount beneficially owned 1,960,185 (9.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 20,892,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025.
- Sona Asset Management Cayman Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,960,185; sole dispositive power 0; shared dispositive power 1,960,185; aggregate amount beneficially owned 1,960,185 (9.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 20,892,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025.
- John Aylward: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 1,960,185; sole dispositive power 0; shared dispositive power 1,960,185; aggregate amount beneficially owned 1,960,185 (9.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 20,892,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025.

## Item 1. Issuer
Name of issuer: Blue Acquisition Corp.
Address of issuer's principal executive offices: 1601 Anita Lane, Newport Beach, California, 92660

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sona Asset Management (US) LLC ("Sona AM (US)"), which, together with Sona AM (UK) (as defined below) serves as an investment manager to certain funds including with respect to the Class A Ordinary Shares held by those funds;

(ii) Sona Asset Management (UK) LLP ("Sona AM (UK)" and, together with Sona AM (US), collectively, the "Sona Asset Managers"), which, together with Sona AM (US), serves as an investment manager to certain funds including with respect to the Class A Ordinary Shares held by those funds;

(iii) Sona Asset Management Limited ("SAML"), which is the principal owner of each of the Sona Asset Managers;

(iv) Sona Asset Management Cayman Limited ("SAMCL" and, together with SAML, the "Sona Intermediate Companies"), which is the principal owner of SAML; and

(v) John Aylward, who is ultimately in control of the investment and voting decisions of the Sona Asset Managers and is the principal owner of SAMCL.

The Sona Asset Managers, the Sona Intermediate Companies, and Mr. Aylward are hereinafter sometimes collectively referred to as the "Reporting Persons" or individually as a "Reporting Person." Sona AM (US) is registered with the SEC as an investment adviser. Sona AM (UK) is registered with the UK Financial Conduct Authority.
Address of principal business office or, if none, residence: The address of the principal business office of Sona AM (US) is 730 3rd Avenue, 26th Floor, New York, NY 10017. The address of the principal business office of Sona AM (UK), SAML, and Mr. Aylward is 19-21 St. James's Street, London, United Kingdom SW1A 1ES. The address of the principal business office of SAMCL is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
Citizenship:
(i) Sona AM (US) is a Delaware limited liability company;
(ii) Sona AM (UK) is a limited liability partnership formed under the laws of England and Wales;
(iii) SAML is a private limited company incorporated under the laws of England and Wales;
(iv) SAMCL is an exempted company incorporated in the Cayman Islands; and
(v) John Aylward is a citizen of Ireland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), investment adviser (IA), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 9 and 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The Sona Asset Managers manage investment funds that collectively hold 1,960,185 Class A Ordinary Shares. The Class A Ordinary Shares held by the funds represent approximately 9.4% of the outstanding Class A Ordinary Shares, based on 20,892,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2025.

The Sona Asset Managers are deemed to be the beneficial owners of the 1,960,185 Class A Ordinary Shares held by the investment funds due to their control over the voting and dispositive decisions of the funds. The Sona Intermediate Companies are deemed to be the beneficial owners of the 1,960,185 Class A Ordinary Shares due to each of their direct or indirect ownership of the Sona Asset Managers. Mr. Aylward is deemed to be the beneficial owner of the 1,960,185 Class A Ordinary Shares due to his control over the Sona Asset Managers and his direct or indirect ownership and control of the Sona Intermediate Companies.
Percent of class: 9.4%
Sole power to vote or to direct the vote:
(i) Sona AM (US): 0
(ii) Sona AM (UK): 0
(iii) SAML: 0
(iv) SAMCL: 0
(v) John Aylward: 0
Shared power to vote or to direct the vote:
(i) Sona AM (US): 1,960,185
(ii) Sona AM (UK): 1,960,185
(iii) SAML: 1,960,185
(iv) SAMCL: 1,960,185
(v) John Aylward: 1,960,185
Sole power to dispose or to direct the disposition:
(i) Sona AM (US): 0
(ii) Sona AM (UK): 0
(iii) SAML: 0
(iv) SAMCL: 0
(v) John Aylward: 0
Shared power to dispose or to direct the disposition:
(i) Sona AM (US): 1,960,185
(ii) Sona AM (UK): 1,960,185
(iii) SAML: 1,960,185
(iv) SAMCL: 1,960,185
(v) John Aylward: 1,960,185

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Class A Ordinary Shares beneficially owned by the Reporting Persons are directly held by the investment funds that the Sona Asset Managers manage.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Information in Items 2(a) and 4 is hereby incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Sona AM (UK), an investment adviser registered with the UK Financial Conduct Authority, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated February 17, 2026

## Signatures
- SONA ASSET MANAGEMENT (US) LLC: /s/ JP Berkery, JP Berkery, Authorized Signatory (02/17/2026)
- SONA ASSET MANAGEMENT (UK) LLP: /s/ JP Berkery, JP Berkery, Authorized Signatory (02/17/2026)
- Sona Asset Management Limited: /s/ John Aylward, John Aylward, Director (02/17/2026)
- Sona Asset Management Cayman Limited: /s/ Nathan Day, Nathan Day, Director (02/17/2026)
- John Aylward: /s/ John Aylward, John Aylward (02/17/2026)